FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG Group plc

16 March 2006

BG Group plc announces that it has today purchased through Goldman Sachs International 1,420,000 ordinary shares at a price of 688.3683 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 29,055,906 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,521,702,572.

ENDS





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 March 2006                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary